THOMAS E. BOCCIERI, ESQ.

561 Schaefer Avenue

Oradell, New Jersey 07649-2517

201-983-2024

Fax 201-265-6069

April 7, 2006

Ms. Keira Ino, Staff Accountant

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D. C. 20549

Re:

Timberline Resources Corporation.

PREVIEW COPY of Excerpts of FORM 10SB/A/4 Financial Statements

Your File Number 000-51549

Dear Ms. Ino:

On behalf of the above-named Registrant, as a result of your telephone conversation with the Registrant’s auditors, I hereby submit "redline" PDF and the HTML “preview” versions of the excerpts to the financial statements to the subject amendment for you to review and approve and/or suggest changes to  prior to a formal amendment being filed.

We appreciate your efforts to expedite the clearance of comments process.

I will be away from April 10th through April 14th. Accordingly, you are hereby authorized to communicate directly with the Registrant’s auditors on this matter, including Ms. Marie Vanover at 509-838-5111. Thank you. I remain

Very truly yours,

/s/ Thomas E Boccieri

THOMAS E. BOCCIERI

Enclosure

TEB:ml

cc:

Mary Fraser, Esq.

James Atkinson

Stephen Goss

John Swallow

Marie Vanover

Memorandum

TO: Ms. Keira Ino, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D. C. 20549

FROM:Marie G Vanover

DATE: April 7, 2006

SUBJECT:

Timberline Resources Corporation.

PREVIEW COPY of Excerpts of FORM 10SB/A/4 Financial Statements

Your File Number 000-51549

Ms. Ino:

This memo is being included as part of this correspondence in order to explain the changes that were made in light of your comments from April 5, 2006.  The pages included are only those pages of the financial statements that were changed because of the comments.

Comment #1 – Regarding Basic and Diluted Net Loss Per Share

The disclosure for basic and diluted net loss per share has been revised in both the notes to the September 30, 2005 (page 76) financial statements as well as those for the December 31, 2005 (page 93) financial statements. The disclosure has been expanded to separate the three types of anti-dilutive equity instruments (options, warrants, shares under beneficial conversion).  Further the notes have been corrected to include the options (892,500) that were outstanding at both September 30, 2004 and December 30, 2004.

To further clarify the outstanding options, we have included a table in notes at September 30, 2005 showing the changes to option for the years ended September 30, 2004 and 2005 that ties directly to the disclosures in Note 2 (page 83).

Comment #2 – Regarding Convertible Debt

The balance sheet, statement of operations and statement of cash flows at September 30, 2005 (pages 69,70 and 72) have been corrected to show the fair value of the derivative netted against the carrying value of the debt.  This had not net income effect; however the amortization of the derivative was changed from “debt issuance cost” to “amortization of discount on convertible debt”.  Further the note disclosures for September 30, 2005 have been revised to reflect this discount and to remove any reference to a deferred debt issuance cost asset (pages 82 and 87)

The financial statements for December 31, 2005 (pages 89, 90 and 91) have similarly been revised to remove the asset and net a discount against the carrying value of the loans.  However, it was determined that the fair value of the derivative at the initial date of the loan was more than the carrying amount of the loan (the $100,000 loan had an embedded derivative with a fair value of $113,120). Because proper accounting does not allow for the discount to exceed the carrying value, this excess fair value was expensed immediately and is included in the statement of operations as additional amortization of discount on convertible debt.  The amortization of the discount decreased as the discount to be amortized for that loan is only $100,000.  Net loss per share increased approximately $12,480 because of this correction.  Again, the notes to the financial statements have been revised to reflect this change (Pages 93, 94, 97 and 98).

As you can see in the attached pages, other notes that were affected by these corrections were also revised to reflect the corrected amounts. We have included all the notes that were revised in accordance with the corrections made in response to your comments.

We would be happy to discuss any questions or clarification you might have on the corrections made to the financial statements of Timberline Resources Corporation.  We can be reached at (509) 838-5111

Thank you for taking the time to review these revisions.

Regards

/s/ Marie G Vanover

Marie G Vanover

Staff Accountant

Williams & Webster, P.S.

Certified Public Accountants

Spokane, WA

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